[redacted] "PUBLIC" cm

15046902

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 Fifth Avenue – 14th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Garick, CPA, LLC
(Name – *if individual, state last, first, middle name*)

19987 Villa Lante Place	Boca Raton	FL	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mc 3/10

OATH OR AFFIRMATION

I, Gregory V. Mullen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Capital Markets, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MARY-LEE GAGE
Notary Public
State of New Jersey
My Commission Expires Sept. 8, 2017

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidate on.
- [x] (l) An Oath or Affirmation.
- [ ] m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.9041 • F: 561.883.1724 • W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Madison Capital Markets, LLC

We have audited the accompanying statement of financial condition of Madison Capital Markets, LLC (a State of Delaware corporation) as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Madison Capital Markets, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Madison Capital Markets, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Robert H. Garick, CPA, LLC

Boca Raton, Florida

February 25, 2015

Madison Capital Markets, LLC
Statement of Financial Condition
At December 31, 2014

Assets	
Cash and Equivalents (including $500,248 restricted Security Deposit)	$ 1,348,458
Securities Sold and Not Yet Settled	1,635,159
Securities Owned and other Marketable Instruments	683,638
Prepaid Expenses and Other Current Assets	83,817
Fixed Assets, at cost (net of Accumulated Depreciation of $11,219)	844,457
Total Assets	$ 4,595,529

Liabilities and Owner's Equity	
Liabilities:	
Securities Sold Short	1,802,846
Accounts Payable and Accrued Liabilities	255,684
Total Liabilities	2,058,530
Member's Equity	2,536,999
Total Liabilities and Owner's Equity	4,595,529

See accompanying notes to the financial statements

Madison Capital Markets LLC
Notes to the Financial Statements

NOTE 1 – Organization and Nature of Business

Madison Capital Markets LLC, (the Company) is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and SIPC. The Company is a Delaware Corporation and is a wholly-owned subsidiary of Madison Merchant Group, LLC (Parent). The Company specializes in securities market making, proprietary trading and investment banking.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the shorter of the estimated useful lives of the assets or the life of the lease.

In 2014, the Company made the decision to capitalize certain internal software development expenses recognizing them as Intellectual Property. These costs are directly related to certain employees of the firm as they relate to, and are involved in, the development of advanced software which is key to the equity market making business. Depreciation is to be provided on the straight-line method over three years commencing in 2015.

Revenue Recognition:
Commissions

Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Principal Transactions on Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and- acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

Income Taxes:
Income taxes (if any) are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For year ended December 31, 2014, see note 8.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurement:
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 are all Level 1.

Fair Value of Financial Instruments:
The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

The clearing and depository operations for customers' securities transactions are provided by one clearing broker pursuant to a fully disclosed clearing agreement with Merrill Lynch Broadcort. During 2014, the Company terminated its clearing relationship with BNP Paribas.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2014, there was no activity and, as such, no securities were owned by customers.

At December 31, 2014, the receivable from the clearing organization consists of the following:

Deposits at clearing organization (Included in Cash)	$ 500,248
Receivable from clearing organization	1,635,159
	$ 2,135,407

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and a market maker, and accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of net capital required as a market maker, as defined, whichever is greater. At December 31, 2014, the Company had net capital of $1,202,296 which was $705,796 in excess of its required net capital of $496,500, and a Net Capital ratio of 0.21 to 1.0.

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, proprietary and market making positions and due from clearing organization. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to due from clearing organizations is limited due to the quality of the clearing organizations.

The carrying amounts of financial instruments including cash, due from clearing organization, prepaid expenses and other assets, accounts payable and accrued expenses, approximate fair value as of December 31, 2014, because of the relatively short maturity of these instruments.

In the normal course of business, the Company enters into various securities trading transactions. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between the trade date and the settlement date in the event customers and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 6 – COMMITTMENTS

During 2014 the Company entered into a new lease for office space in Orlando, Florida, terminating in November, 2019. Additionally, the Company terminated its Miami Office lease effective January 31, 2015. The current New York Office Lease terminates on June 30, 2015. The future minimum rental payments on the various non-cancellable leases are as follows:

2015	$ 130,401
2016	98,602
2017	102,231
2018	105,861
2019	100,265
	$ 537,360

Rent expense for year ending December 31, 2014 was $201,895.

Madison Capital Markets, LLC

Statement of Financial Condition
December 31, 2014

NOTE 7 – OPERATING REVENUE

Based on management's assessment of its business, a limited number of customers account for a portion of the Company's revenues in multiple product lines of the business. Customers are under no obligation to use the Company's services. These product lines include securities trading, investment banking and advisory services. Accordingly, these customers may direct their trading activities to either market-makers or traders at any time. The loss of, or a significant reduction in demand for, the Company's services from any of these customers could have a material adverse effect on the Company.

NOTE 8 – INCOME TAXES

As of December 31, 2014 the Company has no income tax or deferred income tax payable. The Company believes that it has appropriate support for any tax positions taken and, as such, does not have any uncertain tax positions that are material to the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no such audits in progress for any tax periods. The Company believes that it is no longer subject to income tax examinations for the years prior to 2011.

NOTE 9 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 25, 2015, the date the financial statements were issued. Based on the evaluation, no adjustments were required to the financial statements as of December 31, 2014.

Madison
Capital Markets, LLC

Member FINRA / SIPC

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

February 27, 2015

Attn: Thomas McGowan – Assistant Director
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
[via Overnight delivery]

Dear Thomas,

Pursuant to SEC Rules 17a-5(d)(2), (d)(3), and (d)(4), please find attached one copy of the "Confidential", and one copy of the "Public" (as noted on the respective Facing Pages) audited financial statements for Madison Capital Markets, LLC (SEC# 8-67217). Please contact me directly if you have any questions. Thank you.

Sincerely,

Gregory V. Mullen

Gregory V. Mullen
Managing Director
Chief Financial Officer & FINOP
212.607.8183 (Phone)
gmullen@mcapmarkets.com